Exhibit 13.4

KDNK Community Radio

St. Regis Aspen Resort to Join Stock Exchange at $20 per Share

January 15, 2018

STEPHANE DE BAETS: Hi, how are you doing?

RALEIGH BURLEIGH: Good.  Good to meet you.

STEPHANE DE BAETS: Likewise.

RALEIGH BURLEIGH: I’m going to just transfer you over to our soundboard so this is just going to take one second. Can you hear me okay?

STEPHANE DE BAETS: Yeah, perfect.

RALEIGH BURLEIGH: Great. So I want to be forthcoming with you and say that I’m not completely familiar with REITs and the differences of that versus traditional stock or what exactly you are doing with your new company so I am going to ask some pretty basic questions.

STEPHANE DE BAETS: Okay.

RALEIGH BURLEIGH: Can you begin by introducing yourself?

STEPHANE DE BAETS: My name is Stephane De Baets, and I am an owner of hotels and hospitality assets, and I’m currently based in New York.

RALEIGH BURLEIGH: So your newly-formed company Aspen REIT is doing right now is to purchase the St. Regis Aspen Resort, or have you already purchased it?

STEPHANE DE BAETS: Okay, so, we purchased the St. Regis Aspen Resort in 2010, and it’s currently owned into a private partnership between myself and my limited partners.  What we are doing here, we are basically opening 49% of the ownership to the general public by transferring the assets into a vehicle that will be listed on a national stock exchange.

RALEIGH BURLEIGH: Is this commonly done with assets like a hotel?

STEPHANE DE BAETS: Up until now, the various ways for investors to have exposure to assets like hotels is either they’re a billionaire and they have their own infrastructure and they have their family office or their own private equity firm that goes and buys hotels on their behalf.  Or it’s for the general public to invest into a typical traditional REIT and the typical traditional REIT will be effectively a fund, where a fund manager will be putting all kinds of assets — typically similar assets — into a portfolio. There is no product to this day that will allow the general public to invest into one particular asset. And what we are putting together here is the opportunity to invest into one particular hotel, in this case the St. Regis in Aspen.  So it’s a case of allowing the public to piggyback on the investment strategy that up until today only the extremely rich people or the large institutions have access to.

RALEIGH BURLEIGH: Are shares for sale yet for this single-asset REIT?

STEPHANE DE BAETS: We are waiting the final qualification from the SEC. That will be forthcoming within the next week or so, and after that the underwriter, which is the Maxim Group, will collect the money into an escrow account for probably a period of two weeks and when the underwriting period is finalized, the shares will be tradable on the New York Stock Exchange the next day.

RALEIGH BURLEIGH: Possibly in February?

STEPHANE DE BAETS: I would say it will probably — it’s fair to say that it is probably going to be the first week of February, the first 15 days of February.

RALEIGH BURLEIGH: Once it is on the exchange how much are shares going to be priced at?

STEPHANE DE BAETS: Well we are doing the IPO at a dollar value of $20 per share which values the total property at $188 million, and based on that valuation, the historical pro forma yield to the investor is around 5.8%.

RALEIGH BURLEIGH: So what are — I guess yeah that’s what my questions were. What is your motivation to have this offering as an investor to offer this to other people like you said and give back on the opportunity to invest in their own way?

STEPHANE DE BAETS: Our motivation as a firm is really to be a pioneer of creating a new asset class, and if the first one is successful — and we think that we’ve priced it at a price that is so attractive that it will be very successful — then we would like to bring similar single-asset REITs with other underlying properties to the market, and I can see fairly easily a scenario where within two years we’re going to have 50 single-asset REITs traded on the various national exchanges.  As a firm, our motivation is really to be the pioneer and to own that new asset class.

RALEIGH BURLEIGH: Would that be done also under Aspen REIT?

STEPHANE DE BAETS: No, each company, each hotel will have its own listing.  So that is key for this asset class, is that unlike the typical REIT where you effectively invest into the strategy of a fund manager (you don’t know what your portfolio is going to look like in six months, two years or five years), here, every company only owns one and one hotel only.  So effectively, we leave the opportunity for the investor to create his own diversification to the investor.  So if we bring, let’s say a hotel in New York after the Aspen REIT, it will be New York REIT.  Every listing that we will do in the future will be one company, one asset.

RALEIGH BURLEIGH: Great. And is this something that is being done in other parts of the world already?

STEPHANE DE BAETS: Yes, absolutely.  Actually, my background was, I was an investment banker in Asia from — I lived in Asia from 1992 to 2014 — and in various parts of Southeast Asia or North Asia, you have those, they call it property funds.  And basically it’s a proven business model in that part of the world.  It has never been done here in North America, but it has been done in other parts of the world, and it’s been extremely successful, and the reason being that people want to have access to real estate, 100% backed up real estate, and to enjoy a yield, which is a bull market yield.  You and I know that if you leave your money at the bank these days, you have absolutely no return and money itself is a depreciating asset.  Here, you can enjoy your return, you can be an owner into a property which you know that you cherish, and you have all the upside under the future, basically valuation.

RALEIGH BURLEIGH: I read as well that in addition to being a single asset, this REIT will be Regulation A+, and I’m curious what that means.

STEPHANE DE BAETS: Well, there’s different ways to raise money when you want to be a public company.  And depending on which route you choose, the stock exchange commission allows you to market your product in certain ways.  Obviously, in our case, we want to reach the general public, and we want to use the current method of digital marketing in order really to reach the man on the street. And the best way to raise money using digital marketing is to be the so-called Regulation A.

RALEIGH BURLEIGH:  To return, I think I read that also that quarterly that this REIT will have asset stages. I don’t know enough about that to say what that was.

STEPHANE DE BAETS: Yeah I mean we basically pay a quarterly dividend, and we do our best to smooth the dividend so that you don’t have seasonality attached to the return.  And as mentioned based on historical data, the tax I’m paying into the offering circular, we’re looking at annualized dividend of around 5.8%.

RALEIGH BURLEIGH:  Once this is on the exchange in February, what are the call letters going to be?

STEPHANE DE BAETS:  We’ve reserved the ticker “AJAX”, and as you know Ajax is the name of the main mountain in Aspen, so we thought it was very appropriate.  So, A-J-A-X.

RALEIGH BURLEIGH: Thanks, well excellent. Those are all my questions. Anything that you’d like to add, Stephane?

STEPHANE DE BAETS: No, thank you for your interest.  As mentioned, it is effectively a democratization of the private equity investing world, and it is really empowering the general public to piggyback on the business model that up until now has been reserved to the ultra-high net worth individuals or the large institutions.  It’s a ‘what you see is what you get’ type of product.

RALEIGH BURLEIGH: Yeah, it’s really exciting, all of this.

[END]

Aspen REIT’s Initial Public Offering is Qualified by SEC

Investors can now subscribe for shares in the renowned St. Regis Aspen Resort by visiting www.m-vest.com/aspenreit

NEW YORK — January 24, 2018 — Aspen REIT, Inc. ( “Aspen REIT”), a recently-formed, single-asset real estate investment trust (“REIT”), today announced that its offering statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”) in connection with its planned $33.5 million Regulation A+ initial public offering (the “IPO”) has been qualified by the SEC. Aspen REIT is offering 1,675,000 shares at $20.00 per share in the IPO. Aspen REIT has applied to list its common stock on the NYSE American stock exchange under the ticker symbol “AJAX.”

Upon closing of the IPO, Aspen REIT will be the first single-asset REIT to list on a national securities exchange in the United States.  Aspen REIT intends to use substantially all of the net proceeds from the IPO, together with equity in Aspen REIT’s subsidiary operating partnership, to acquire the renowned St. Regis Aspen Resort in Aspen, Colorado (the “St. Regis Aspen”).

Investors may subscribe for shares of common stock of Aspen REIT in the IPO or indicate an interest in subscribing for shares at www.m-vest.com/aspenreit.

Maxim Group LLC is the lead managing selling agent for the offering.

“Today, any investor can subscribe to become a part owner in the St. Regis Aspen Resort, one of the world’s finest luxury hotels,” said Stephane De Baets, Chief Executive Officer, President and Chairman of Aspen REIT. “Through this first-of-its-kind offering in the United States, we are leveling the playing field for all investors, creating equal opportunity to participate in the upside associated with a first-class resort destination supported by strong fundamentals, an experienced leadership team and a world-class property manager.”

Individuals interested in investing and learning more about Aspen REIT and the IPO can register an indication of interest or subscribe for shares by visiting www.m-vest.com/aspenreit, or by calling (800) 645-9144. For additional information on Aspen REIT, the IPO and any other related topics, please review the Form 1-A offering circular that can be found at: www.m-vest.com/aspenreit.

About Aspen REIT

Aspen REIT, Inc. is a recently-formed company that intends to own the St. Regis Aspen Resort, a full-service, 179-room luxury hotel with four onsite food and beverage outlets and 29,000 square feet of indoor and outdoor conference and banquet venues with views of the Rocky Mountains. The St. Regis Aspen is managed by a subsidiary of Marriott International Inc. The St. Regis Aspen is located in the famous resort town of Aspen, Colorado, home of year-round events such as The World Cup ski races, The ESPN Winter X Games, The Food & Wine Classic, and The Aspen Music Festival. Aspen REIT intends to be the first single-asset REIT to list on a national exchange and is externally managed by a majority-owned subsidiary of Elevated Returns LLC, a New York-based real estate asset management and advisory firm.

Cautionary Note Regarding Forward-Looking Statements

This press release may include “forward-looking statements.” To the extent that the information presented in this press release discusses financial projections, information, or expectations about the potential closing of the IPO, our business plans, results of operations, the St. Regis Aspen or the Aspen resort market, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “should,” “may,” “intends,” “anticipates,”

“believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans,” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” and elsewhere in the offering statement that we will file with the SEC. Forward-looking statements speak only as of the date of the document in which they are contained, and Aspen REIT, Inc. does not undertake any duty to update any forward-looking statements except as may be required by law.

Legal Disclaimer

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission and become qualified on January 23, 2018. The securities offered by Aspen REIT are highly speculative. Investing in shares of Aspen REIT involves significant risks. The investment is suitable only for persons who can afford to lose their entire investment. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. Aspen REIT intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well as compliance with applicable continued quantitative and qualitative listing standards. Prior to any investment in Aspen REIT’s common stock, you should review a copy of the Form 1-A offering circular by clicking on the following link, https://www.sec.gov/Archives/edgar/data/1694997/000110465918003656/a17-17001_5253g1.htm, or by contacting Maxim Group LLC, by phone at 1-800-645-9144 or by visiting www.m-vest.com/aspenreit.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Lead Selling Agent Contacts:

Maxim Group LLC

Joseph Rallo

jrallo@maximgrp.com

(800) 537-6923

or

Vera Carbone

vcarbone@maximgrp.com

(800) 537-6923

Media Contacts:

ICR

Jason Chudoba

Jason.Chudoba@icrinc.com

646-277-1249

or

Matthew Chudoba

Matthew.Chudoba@icrinc.com

203-682-8217

InvestFourMore

Podcast 136: The First Single-Property REIT in the United States with Stephane De Baets

January 28, 2018

[INTRODUCTION]

[0:00:14.0] Mark Ferguson: Welcome to the Invest Four More Real Estate Podcast. My name is Mark Ferguson and I am your host. I am an active real estate investor. I flip 15 to 30 houses a year. I’ve got residential and commercial rental properties. I’m an agent with nine people on my real estate team who sold thousands of houses over the years, and I talk about what’s going on in my career as well as interview other amazing agents, investors, landlords, flippers, wholesalers and companies who can help those people succeed.

I want to give a quick shout out to my sponsor, Patch of Land. They funded a flip for me in six days. I emailed them on a Sunday afternoon. They responded in less than 15 minutes. They have rates below 8%, work in 45 states, will fund 85% of the deal and fund the repairs as well. Great company, who I love working with, Patch of Land.

For my podcast listeners, I’ve a special discount page for my products, investfourmore.com/discount. That’s investfourmore.com/discount. We’ve got coupons on all my coaching programs. Some of those programs involve calls with me, consulting, video training, and much, much more.

All right, let’s get to the show.

[INTERVIEW]

[0:01:47.5] MF: Hey, it’s Mark. We’re back with another show. Today, I’ve got a very exciting guest. Hopefully I can pronounce his name right. I think I got it, but it’s Stephane De Baets, who is the CEO of Aspen REIT. I’m excited to talk to Stefan, because we’ve never really talked about REITs much on this show. Not only is he running the REIT, but it’s a very unique REIT and it’s brand new. I’m really excited to hear about him, get some of this back story and learn about this REIT and what’s going on with it.

Stephane, thank you so much for being on the show. How are you?

[0:02:19.8] SDB Thank you for having me. I’m very well. Thank you.

[0:02:22.9] MF: No, thank you. I always start this off first with my guest before we get into the REIT and everything is going on with that is just a little bit of background on how you got started in real estate, your history, what got you to this point, if you don’t mind.

[0:02:34.7] SDB Hey, not a problem. I was born and raised in Europe, spend all my education over there and then decided — I’m coming from Belgium, which is a very small country. I decided that it was time for me to see the rest of the world, so I migrated in the early 90s to Southeast Asia. I was a institutional stock broker over there.

I don’t know if you remember, but in 1997 there was the so called Asian crisis, when the local currency got defected from the US dollar. A lot of very wealthy people in Asia went from being billionaires to being bankrupt just because of currency devaluation.

At that time I got involved into the restructuring of the portfolio about debt. By destiny or by choice, I was handling most of the hospitality-related loan. I got to develop a very acute expertise of hospitality asset and I did that from I would say the late 1990’s, so ‘98, ‘99, up until 2008 when most of the non-performing loans got completely we structured and I set up my own boutique hospitality-centric investment bank based in Bangkok in Thailand.

We started investing on behalf of our client, buying hotels, developing hotels. We sold most of the portfolio just the height of the Lehman Brothers crisis. At that time, we decided to apply what we had learned in the Asian crisis and say, “Why don’t we take advantage of the US crisis and acquire a very good [inaudible 0:04:27.0] that’s below replacement cost?”

We went on a shopping spree and we identify a few very good asset operating in extremely high-value to entry market. We offered some with the current owner to purchase those property and to inject a substantial amount of capital in order to bring this property to the former glory. That’s how I got involved into the hotel investing in United States.

[0:04:57.7] MF: Very cool. No, very interesting. You’ve been all over the place. I do a lot of fix and flips myself, so in a much smaller scale the same idea of buying distressed properties, making them better and then creating a lot of value using different strategies. With this REIT, have you ever done a REIT before or been involved in one?

[0:05:17.3] SDB Yes, we actually. Even so a single-asset REIT is a first in North America. The business model of taking single-assets and effectively allowing the general public to piggyback on the game, which is typically only reserved to market professional or institution, that business model is being developed in Asia for about 16, 20 years. They call it either property fund, or single-asset REIT.

We did acquired a few of these in Asia and they are still performing extremely well. We saw that in a day and age where the work on the street is really to cut the food chain and to create point-to-point investing. It was necessary to bring this kind of projection of America and to a low demand on the street, choose a direct exposure to asset that they like and to enjoy 100% of the economic interest of those assets without having to bleed to a food chain of adviser, manager, asset allocator, etc., etc. In my humble opinion, it’s really something that expectedly democratization of the private equity investing business model.

[0:06:40.1] MF: Okay. Very cool. Now a lot of my audience would probably be familiar with REITs and how they work real estate investment trust. Can you explain the traditional REIT and how it works in the United States right now?

[0:06:51.8] SDB Yes, absolutely. Traditionally in United States, REITs will be a portfolio manager taking money from all kind of institution in the general public, then building a diversified portfolio of asset. All the REITs that you see currently private or publicly traded are a portfolio of bundle assets put together by a fun manager.

Now the problem with that — I mean, the beauty with that is you have diversification and you have a very large value assigned to a portfolio, so you have a certain degree of liquidity, you have diversification. That’s what people like too.

We are different in a sense that if you invest into a REIT today, you don’t have a golden picture of what you’re investing in. You see a portfolio of asset, but there’s nothing guaranteeing you what the portfolio of asset will look like in 6 months, 12 months and 24 months.

Effectively, it is fair to say you are not investing in assets themselves, you are effectively investing into asset subject to a strategy by a portfolio manager. That could be value-added, or value not added depending on the quality of the fund manager managing the portfolio.

What we’re doing here is completely different. We say we’re not offering diversification, but we create a REIT that has only one and will always have only one of it. What you see is what you get. You like that property, you want to have exposure to it, you buy the share of the single-asset REIT and that’s all what you’re going to own.

In the future, what I think is going to happen like in other market is the asset class itself will develop, which means we’re going to have multiple single-asset REIT in the near future listed on the various exchange in United States. The investor, the general public will be able to build their own diversification.

I’ll give you an example, I like the New York market, I want to own a piece of the St. Regis New York, get me some share of that. I’m very [inaudible 0:09:12.1] on the Miami market, because it’s a booming town and everybody is moving there, because of that reason. Let me buy a few shares of the Delano.

I am [inaudible 0:09:22.6] on Los Angeles, because of the forest fire and the high property tax on Vermont. I don’t want exposure there. If you had a multiple series of single-asset REIT offer to the investor, you are able to build up your own diversification.

What we are is we are the antithesis of the current REIT on the market. We give access to certain property to the general public and we believe the general public is smart enough to make their own investment decision and create effectively their own diversification.

[0:09:56.4] MF: That’s a very interesting concept. It makes sense to me, because I think one thing, I’ve looked at investing and REITs before. I used to have some money in REITs. I pulled everything I had out of them and in the stock market and put in my own properties, but you didn’t really know what you’re investing in as you said. You know what asset class you’re in, you know maybe some of the properties, but it’s constantly changing.

You are relying on that portfolio manager just like if you’re investing in a mutual fund, you’re relying on that portfolio manager. It is a very interesting concept to be able to say, “Hey, I know what property I’m investing in. I know where it’s at. I know it’s not going to change.” It’s very cool. This is the first time it’s been done in the US, right?

[0:10:32.6] SDB Correct. You hit the nail on the head, if I may use this analogy. What we’re doing today is effectively what you said. It’s like before single-asset REIT, if you want to have exposure to stocks you need to buy a mutual fund. You are not able to cherry pick your own stock for your own portfolio. What we’re doing is the exact thing, but for real estate properties. Up until today you have walked into a strategy from a manager what we’re going to leave basically the general public to make their own choice, because we think there is more than that.

[0:11:08.4] MF: That makes a lot of sense. Tell us about the Aspen REIT, what it’s about and how it got started.

[0:11:15.8] SDB Well, we’ve been, you know, going back to my little history. In 2010, Starwood Hotel and Resort, which is now Marriott effectively has made a commitment to their shareholders that they wanted to go into the so-called asset-like model. At the time, Starwood was a mixed bag of management contract and property that they own on their balance sheet.

Because there was a liquidity crisis, they wanted to show their shareholders that they would only focus on the management contract side of the business. We went to see Starwood at the time and look into their portfolio and try to find out which property was in dire need of capping, of capital investment to improve the product.

At the top of their lease was that ski resort hotel in Aspen Colorado. That was really didn’t have any money injected into the property for the last 10, 15 years. It was tired. A beautiful property. We really like the economics and the fundamentals of Aspen, because I don’t know how much you are familiar with the city, but this is truly impossible to get new building permit for the sake of building more hotel.

The town is so conservative, want to preserve the very charming aspects that really make Aspen such a wonderful holiday destination. We look at this and say, “Okay, this property needs money. This property is trading at a discount to replacement cost.” The environment in which the property is located is of highly — I would say it’s a highly sexy asset. It’s a fantastic location, and it will come back because it’s a location that we target the 1% in United States.

You and I know, when there is a recovery, typically the 1% we cover faster than the rest of the general public. It’s really take all the boxes. We bought this thing 2010. We’ve been holding this asset for the last seven years. Extremely happy. The wholesaler has been named in the past best ski resort in North America, best buy in the world. Really the home where all the rich and famous go skiing.

We decided, if we want to test the asset class of single-asset REIT, there is absolutely no better asset than this one. If this one doesn’t fly, that means there is no demand for single-asset REIT in United States. I didn’t want to go where you say B product. We wanted to go with a A++ product, and that’s what we bring to the market.

[0:13:59.4] MF: That makes sense. Yeah, I’m actually from Colorado. I don’t go to Aspen much, but you can buy houses for 35 million in Aspen if you want. It’s crazy up there.

[0:14:09.2] SDB I think that a couple of years back, one of the shake from Saudi Arabian sold this house for a 135 million.

[0:14:16.3] MF: Yes. It is crazy. Many famous people like you said, extremely high-price area. How does this REIT work for investors, or people who want to join up? What can they expect out of it? How do they invest into it?

[0:14:30.1] SDB It’s very simple. What we do as I mentioned earlier, we democratize the private equity with a state-investing model. What we are offering, we’re offering the general public to keep as all partner and to own shares in the St. Regis Aspen Resort located in Aspen. The shares will be listed on the NYC American Exchange.

There will be some degree of liquidity. Is it going to be the most created stock? Absolutely not. Are you going to have access to optional liquidity should have the desire to buy more, or to take some profit off the table? Absolutely.

It will be shared, listed on the national exchange. The company Aspen REIT is regulated by the SCC. The hotel is managed under a long-term management contract by Marriott, a subsidiary of Marriott St. Regis. We have elevated, we turn on managing the manager.

It’s a very simple structure. What to expect in terms of return in the A1 circular, we build up the so-called magic page. If we look at perform a historical number, it indicates that based on the 90% dividend policy, the expected year at the IPO price would be around 5.8%.

[0:15:58.4] MF: Okay. Is there a minimum amount people have to buy to get into that investment, or is it you can buy a partial share? How does that work?

[0:16:06.2] SDB Well, the minimum lock tie is a 100 share. The price of the share is $20. If you multiply the minimum lock tie by the prize, the minimum investment is $2,000.

[0:16:20.1] MF: Okay. When you create this —

[0:16:21.8] SDB I think what’s really cool is if somebody comes to you and say you can play with next to the big boys, the Black Walk, the Prince Al-Jaweet for a mere $2,000 and you’ve got the 5.8%, we believe that this is a highly compelling offer.

[0:16:38.5] MF: Right. It’s very interesting. I guess, what are your plans with the resort? Are you planning to leave it as it is and just keep managing it? Are you planning to infuse this money into it and make it better and change a lot of things?

[0:16:49.6] SDB We’ve been owning the asset since 2017. We’ve injected an excess of 50 million dollar in a great and refurbishment of the property. We have just been refurbishing the restaurant prior to the winter season; the restaurant, the lobby, all the carpeting and all the common areas and we’ve build up a new board.

We are on manager that belief, the old days of owning a hotel and doing nothing for 10 years and then spending a lot of money recreating the product again. We think that in order to improve the guest experience, you need to be constantly improving here and there to create a better experience for the guests. We’ve been very successful in doing this for the last seven years and we intend on keeping the same strategy going forward.

[0:17:43.5] MF: Very cool. What is your end plan for — are you planning just to have this REIT go on forever, or is there a certain amount of time that it’s guaranteed to exist? Is there ever an endgame with this investment?

[0:17:56.6] SDB The endgame, I don’t have a crystal ball in front of me, but I think that what the endgame is going to be is one day somebody is going to want to own this asset, because it’s a highly desirable asset and they might be an investor writing a non-solicitated offer to the board. If the board have seen that and then director saying that the price is right, the board would entertain the sale to the prospective buyer and the money will be returned to all the shareholders of the REIT.

Effectively, it’s very clear to say there is an income stream, but one day somebody will make an offer that we can’t refuse and yes that will be sold. Hopefully a very decent profit would be returned to their withholders.

[0:18:45.4] MF: Okay. That makes sense. Is there any kind of policies in place that says you can’t sell it for less money than you have into it so the shareholders would lose money, or is that just completely up to the principals?

[0:19:00.3] SDB It’s completely up to the board, but obviously have all our interest aligned. We as current owner will retain 51% of the interest into the asset. Everyone has the same interest and if the board does not believe that it’s the right transaction, the transaction will never be even contemplated. We have a board, which is made of professional independent directors. Their duty is to make sure that it is showing interest of the shareholders basically the priority of this company.

[0:19:39.7] MF: That make sense. Very interesting. I have learned quite a bit about REITs with this. Assuming that this goes as planned, it’s a success for you guys, what are your plans after this? Are you going to look for more single-shared REITs in the future? What type of properties would you look at coming up?

[0:19:56.8] SDB Absolutely. This is effectively for a kind of proof of concept takes aside. We’ve lined up access to a series of highly recognizable hospitality asset and shoot the first one fry off the shelf, then we will be bringing to the market a series of similar properties.

You’re asking me what type of property do we really fit really the business model? I think that property that has a high degree of emotional content fit the bill. I think that people are excited to be a shareholder in the Aspen, St. Regis Aspen because as we mentioned this is where the rich and famous go skiing. It’s one of the best hotels in the country, and it is highly, for the lack of a better word, sexy.

I think that want to touch into the asset plan, emotional premium to be an owner is quite high. If you take a model by the size of a motor way, I’m not too sure that people will assign the same emotional ownership premium to it. All focus will be to bring profit asset that any investor can recognize very easily, and to capitalize on that emotional premium.

[0:21:19.6] MF: That make sense. Speaking of this hotel, if you’re an investor in the REIT, do you get any kind of help getting a room or reservation to — are there any advantages to being an investor in the REIT?

[0:21:30.7] SDB Well, one of the advantage is that you’re invited to the shareholders meeting. I think that if you go to the shareholders meeting, we’ll put together a very good show. It will be fun. I think that investor will be able to mingle with very interesting people. Once you’re a shareholder, a lot of people ask me and say, “Are you going to give this down to the people owning the share?” I always tell them, you don’t want a discount because you’re a shareholder. Effectively, the more money the hotel makes, the higher the share price. You don’t want to have special privilege, because if those privilege are granted to you, I have to grant it to everybody else and effectively depletes the profit and the value of the asset.”

I think that the fact that investor will be able to be an owner of the St. Regis Aspen is great in itself to enjoy and the board market yield is a second benefit. Like I said, we’ll do a very good show for the shareholders meeting every year in Aspen.

[0:22:35.1] MF: That makes sense. I agree with the giving perks. I think it’s usually better to keep everything separate and accounted for. Otherwise, can make a big mess figuring out who paid what and who gets what.

Stephane, great information. I think those are all the questions I had about the REIT. If people are interested in investing in this, you mentioned it’s going to be on the New York Exchange. Is there somewhere they can get information on, or website they can go to?

[0:22:59.6] SDB Yes. On the right term is the marketing group. The marketing group has put together a website, so we are raising money under the A1 job tax regulation. You can go to aspenreit.com. www.aspenreit.com and all the information about the offerings, the underwriter, how to participate will be part of the website.

[0:23:30.9] MF: Great. I’ll put that on the show notes as well, so people can get there on my site on Invest Four More if they’re interested. Very interesting concept. I’ve learned a lot myself about the single-asset REIT. Is there anything else you want to add before we head out of here?

[0:23:45.2] SDB Not really. I think we try to explain the product as simple as it is. It’s really truly a simple product. You are a direct shareholder into a property and you enjoy a 100% of the economics of that property, and the shares are listed on this project change and hopefully the public like this product and we’ll be able to see 25 or 50 single-asset REIT within the next 24 months.

[0:24:13.7] MF: Actually, I just thought of one more question before we head out of here. If you become an investor, a shareholder in this project, how much do you get to see the financials of what’s going on in that hotel? Do you get full disclosure, or you’re just given a water-down report? How does that work?

[0:24:28.3] SDB Well, if you go right now into the website, you see the A1 offering document and in the A1 offering document you have a management discussion about the financials, you have the audited financials and we are not providing forward guidance. All of the invest historically speaking, you take a look at the circular and then you see the degree of disclosure that we are doing for this property.

We believe that the more transparency you give to the shareholder, the more value you created. This is probably as much information as anyone will ever get looking into property asset.

[0:25:08.7] MF: Okay. Awesome. Well, Stephane thank you so much for being on the show. I really appreciate it. A lot of great information, the Aspen —

[0:25:16.4] SDB Thank you for having us. It is great.

[0:25:19.1] MF: For sure. If I had to Aspen, we have to check this out for sure, because now I’ve got — I’m interested in it. But yeah, thank you again. I really appreciate it. Yeah, good luck on this project.

[0:25:28.8] SDB Thank you so much. Have a great day.

[0:25:30.1] MF: All right. You too.

[END]

Commercial Observer

Aspen’s St. Regis Will Become US’s First Public Single-Asset REIT

By Matt Grossman

February 7, 2018

Stephane De Baets’ Elevated Returns, a New York-based asset management outfit, may be riding an express chairlift into the history books.

The firm, which acquired the St. Regis resort in Aspen, Colo., in 2010, won approval from the Securities and Exchange Commission late last month to spin off the property under the ownership of a newly formed real estate investment trust (REIT) called Aspen REIT. When it does—and after its New York Stock Exchange initial public offering later this month that aims to hawk 1.675 million shares at $20 each—the trust will become what De Baets said will be the first single-asset REIT to trade on an American exchange.

Elevated Returns plans to retain 51 percent of the shares, bringing equity investment in the property to $68.4 million. Those stakes combine in the capital stack with a $119.4 million mortgage to bring the St. Regis’ total valuation to $187.8 million.

The structure pioneers a novel configuration of real estate ownership, allowing anyone with a brokerage account to buy a piece of an individual commercial asset for no more than the price of a dinner entrée.

“It’s a democratization of the investment model,” De Baets said. “We’re enabling the man on the street to, point to point, invest into a particular asset and to enjoy 100 percent of the economic interest.”

The concept is not unheard of. In the mid-1980s, in an arcane, convoluted transaction that allowed the Rockefeller clan to skirt a tax liability for liquefying its real estate holdings, the family created a single-asset REIT assigned to collect interest on mortgages on Rockefeller Center in Midtown Manhattan.

And in 2013, an upstart called ETRE Financial was poised to zip several different commercial properties, in Boston, Washington, D.C., and Philadelphia, into discrete single-asset trusts available to shareholders to trade on the Nasdaq exchange.

Both of those endeavors careened toward the gutter. By the end of 1995, Rockefeller Center Properties was deeply distressed, suffocating under the layers of debt it had taken on to protect shareholders and buying back bonds that were set to convert into equity in the future.

And ETRE Financial fizzled before launch, postponing a series of IPOs in the wake of what analysts speculated was lackluster investor interest.

Michael Rotchford, who co-leads the capital markets group at Savills Studley, mused that concern in particular would be an obstacle for any single-asset trust to confront.

“Single-asset REITs for certain assets are a great idea, but I think that liquidity is going to be of great concern to individual investors,” Rotchford said.

When asked about concerns over the vibrancy of the proposed REIT’s secondary market, De Baets was upbeat, explaining that Aspen will employ a market-maker, Citadel Securities, to promote liquid trading in the stock.

“The market-maker is very incentivized to keep the market liquid,” he said. “If the first [single-asset REIT] is successful, there’ll be 20 of these.”

The hotel, at 315 East Dean Street in the ritzy Rocky Mountains town, is nothing to shake a stick at. Two blocks from the lift lines for the Aspen Mountain ski resort (also known by its former moniker, Ajax), the St. Regis boasts five restaurants—including one that serves dishes from chefs Eric Ripert and Mario Batali—a full-service spa and even butlers available to meet guests on the tarmac at Aspen-Pitkin County Airport to carry their luggage.

De Baets may also have an ace up his sleeve in the form of deep relationships with Asian investors. In addition to his role at Elevated Returns, the Belgium native also serves as a managing director for OptAsia, a specialty investment bank with offices in Bangkok. In that capacity, De Baets lived in Thailand for 20 years and said he believes that an emerging investor class in China and throughout the eastern part of the continent is hungry for recognizable American properties in which to park their cash.

When considering mainstream U.S. REIT opportunities, “most of my investors in Asia say, ‘I don’t know, this REIT has 500 different assets,’ “ De Baets said, “ ‘It’s complicated for me to understand if it’s a good deal.’ “

With Aspen REIT, “you only have one set of numbers,” he added. “The underlying value of the asset is easy to understand.”

The pitch to foreign retail investors will be bolstered by the tax advantages that real estate investment trusts enjoy abroad.

“For foreign pension plans that are now recognized [by the U.S. government], they would be exempt from taxes on the dividends,” explained Kenneth Weissenberg, a partner at New York accounting firm EisnerAmper. “And a nonexempt holder can sell his stock in the REIT and not be subject to” the Foreign Investment in Real Property Tax Act, a law that charges income tax to foreigners who make money in American real estate.

Incentives for foreign REIT investors were further strengthened by 2015’s PATH Act, which lowered the rate of dividend withholding for foreign REIT investors to 21 percent from 30 percent.

But how well Aspen REIT will serve owners as an investment vehicle remains unknown. Trophy resort hotels have always been difficult to find investment comparisons for, analysts say, because their fortunes are so closely tied to local conditions. But single-asset REITs lack any precedent at all, leaving De Baets to play a guessing game for what the financing market will bear.

“We don’t know that the general public will be happy with the yield,” the asset manager said. “We’ve priced this offering with an entry yield that is so attractive that we know the asset will be in demand. Where will it settle once it’s trading? No one knows.”

Still, Elevated Returns thinks that the ski town’s prestige and the strength of the St. Regis brand will boost the REIT’s market with investors content to dampen their expectations for return.

“I would say that the difference between the sexy asset and the non-sexy asset would be the yield compression,” De Baets said.

The paperwork that Aspen REIT has filed with the SEC in advance of its initial offering of shares grants an intriguing glimpse into the finances of a luxury hotel adjacent to a destination ski area.

Occupancy is sharply seasonal. During the ski season—roughly from late December through the first few weeks of April—demand soars, and guests rent 80 to 95 percent of the St. Regis’ 179 rooms. The picture is similar over the summer, from June through August, when travelers mob the town for hiking and rafting, as well as a yearly two-month classical music festival.

Revenue follows a similarly lumpy pattern. In December 2016—the most recent ski season for which data are available—the average price for a night at the St. Regis peaked at $1,665. But in the October offseason two months earlier, rooms could be had for less than a quarter of that price.

Still, the St. Regis was able to charge consistently higher rates than its competitors throughout Colorado, its SEC filings show. In 2016, the hotel raked in just shy of $29 million in room revenues, or about 45 percent of the REIT’s planned IPO valuation.

On the whole, revenue from the hotel has grown 14 percent since 2015, supporting the REIT’s pledge to pay out a 5.8 percent annual dividend.

Given REITs’ surging popularity—May 2017 data from the National Association of Real Estate Investment Trusts showed that daily trading in the sector was up roughly 150 percent over the preceding decade—analysts say the time is ripe for new innovations in the vehicles.

“You have growing popularity of the real estate space as the primary alternative investment,” said David Blatt, the chief executive of New York-based CapStack partners. “Additionally, people are looking to diversity away from public equities and bonds to have noncorrelated assets. That, in turn, has really brought a lot of people off the sidelines.

“I think [the single-asset REIT concept] is sector agnostic, but I do think that you’re going to acclimate people far better utilizing something that has a brand,” Blatt said. “Coming to market saying you’ve got a fantastically well-located warehouse complex—I’m sorry, but I fell asleep after you said ‘warehouse.’ “

On the other hand, with a market cap, at $68.4 million, only about a 10th as large as its self-identified competitors, Aspen REIT might appear to have an uphill battle winning investor attention amidst the clamor.

On that front, the hotel’s branding could be crucial to its success.

In exchange for using the St. Regis moniker and outsourcing its day-to-day operations to the brand, Elevated Returns pays Marriott, which owns St. Regis, an annual fee based on a percentage of the Aspen hotel’s operating revenue—$500,000 at a minimum.

The Bethesda, Md.-based lodging company did not respond to a request for comment.

“[St. Regis’] sales network is very strong and sophisticated,” De Baets said, citing the company’s “no-blackout, highly rewarding loyalty program. That’s something that has been very powerful for properties like ours.”

St. Regis Aspen I Elevated Returns I Aspen REIT Page 1 of 1 EAL NEW YORK CITY R£1\LESTATE NEWS Sections.., THE REAL DEAL LOS ANG£LES REALESTATE NEWS St. Regis resort in Aspen to become first U.S. single-asset REIT Elevated Retums plans an initial publicoffering later thismonth February 07,2018 09:15AM Aspen Saint Regis Hotel(Credit:Wil.:imediil Commons) Elevated Returns'St. Regis Aspen Resort hotel is set to become the first single-asset real estate investment trust traded on a U.S.stock exchange. Called Aspen REIT, it was given approval last month from the Securities and Exchange Commission. Elevated Returns plans an initial public offering later this month and looks to sell1.675 million shares at $20 a piece, keeping 51 percent of the shares for itself, according to the Commercial Observer. Elevated Returns president Stephane De Baets told the Observer the company will bring in Citadel Securities to promote liquid trading of the REIT shares. He called the plan a "democratization of the investment model" and believes the model could inspire more like it. "The market-maker is very incentivized to keep the market liquid," he said."If the first [single-asset REIT] is successful, there'll be 20 of these." The luxury St. Regis Aspen Resort hotel in Aspen, Colorado, is the New York-based firm's largest asset. It purchased the Sunset Tower in Los Angeles in 2015 for $75 million and sold it last year for $92 million.It also has restaurant properties in New York. The St.Regis Aspen has 179 units in two five-story buildings, according to Real Capital Analytics. Elevated Properties purchased the property in 2010 in a joint venture with De Baets' Bangkok-based OptAsia Capital firm for $70 million and since invested $50 million in renovations.They refinanced with a $100 million mortgage from KSL Capital Partners in 2015. The resort property also includes five restaurants, a full-service spa, butler service, and is two blocks from the Aspen Mountain ski resort, according to the Observer. [CO] - Denms Lynch https://therealdeal.corn!la/2018/02/07/st-regis-resort-in-aspen-to-become-first-u-s-single-ass... 2/7/2018

St. Regis Aspen public offering is one of a kind, partner says | News | aspendailynews.com Page 1 of 3 https://www.aspendailynews.com/news/st-regis-aspen-public-offering-is-one-of-a-kind/article_10eeb440-0c89-11e8-9c64-5fd708580d18.html FEATURED St. Regis Aspen public offering is one of a kind, partner says Madeleine Osberger, Aspen Daily News Staff Writer 5 hrs ago Shares in the St. Regis Aspen will be sold through a public offering at a date to be determined. The investment firm that owns the hotel hopes to raise $33.5 million from the IPO. Courtesy photo Shares in the St. Regis Aspen Resort will be available through an initial public offering with a minimum $2,000 investment, which would be good for 100 shares at $20 a piece, according to Stephane De Baets, general partner of the firm that hopes to raise $33.5 million from the sale of more than 1.67 million shares. https://www.aspendailynews.com/news/st-regis-aspen-public-offering-is-one-of-a-kind/artic... 2/8/2018

St. Regis Aspen public offering is one of a kind, partner says | News | aspendailynews.com Page 2 of 3 Details of the public offering on this new real estate investment trust, called Aspen REIT Inc., will be shared this evening during an invitation-only program at the St. Regis, De Baets said by phone Wednesday. The IPO date has not been announced. What’s unusual about this offering is that this is a single asset, rather than a collection of properties, De Baets said. He added that the St. Regis Aspen Resort seeks to be the first of its kind listed on the New York Stock Exchange. It will trade under the AJAX ticker symbol. The single-asset concept has already been introduced in Southeast Asia. He said, “It’s been very successful in Singapore and Malaysia.” “The product is designed to allow the general investor to be in one property,” he said. “The principle is, rather than co-mingle a difficult portfolio, to keep it simple: One stock, one property.” He suggested, “It’s the democratization of the real estate investment game.” De Baets said it’s taken about two years to design a financial structure and gather the momentum for this IPO. Its rollout during a week of volatile stock-market activity shouldn’t be a deterrent to buyers, and if anything, it might be something of a wake-up call to investors, he suggested. The debt on the 179-room luxury St. Regis, which he said was refinanced last year, is $120 million. “We don’t intend to put more debt on the property,” he added. In the required post by the Securities and Exchange Commission, the notice to potential investors stated that the Aspen REIT posed a high risk potential. De Baets brushed those concerns aside Wednesday. “Owning a piece of a hotel is stable,” he said, adding that his firm has plans to launch other https://www.aspendailynews.com/news/st-regis-aspen-public-offering-is-one-of-a-kind/artic... 2/8/2018

St. Regis Aspen public offering is one of a kind, partner says | News | aspendailynews.com Page 3 of 3 single-property REITs in different locations. The SEC qualified the offering Jan. 23, according to a press release from Aspen REIT. It will pay a dividend based on historical performance, although at this time that’s currently estimated at 5.8 percent. De Baets’ company Elevated Returns LLC has managed and controlled the St. Regis since 2010. The luxury property was first built in 1992 as a Ritz-Carlton on land once sought by Donald Trump, Aspen developer John Sarpa said during a recent public meeting. The forthcoming IPO has caused a buzz within the community; De Baets expects as many as 90 people are expected at tonight’s meeting. Andrew Ernemann, broker associate with Aspen Snowmass Sotheby’s International Realty, said he will be attending to learn more about the public offering. “Of course it’s very interesting because normally this type of investment product has dozens of assets which makes it more diversified where this only has the one asset,” Ernemann said by email. “I’m sure they are banking on the brand and the location, and if it’s successful it will probably spur many more of these single-asset vehicles,” he added. More information on the IPO is available on Facebook at https://www.facebook.com/AspenReitInc/ or Twitter, https://twitter.com/AspenREITinc. madski@aspendailynews.com Madeleine Osberger https://www.aspendailynews.com/news/st-regis-aspen-public-offering-is-one-of-a-kind/artic... 2/8/2018

ASPEN REIT DIGITAL & PROGRAMMATIC ADS NOVEMBER 27, 2017

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Headline: Own a piece of the renowned St. Regis Aspen Resort. Body: Ever been to the St. Regis Aspen? Now you can own a piece of it. Introducing the Aspen REIT, a single-asset real estate investment trust. Read important information at m-vest.com/aspenreit. Crain’s City Email #1

Headline: Seen the Resort? Check out the REIT Body: Ever been to the St. Regis Aspen? Now you can own a piece of it. Introducing the Aspen REIT, a single-asset real estate investment trust. Read important information at m-vest.com/aspenreit. Crain’s City Email #2

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INVESTING ASPEN REIT IPO MARKETING PLAN February 2018

MOTIF.COM IPO ACCESS PAGE t \'-!PI \ H Jol motif 3 LOG IN Active Offerings -' eyenDVIO V U UJ VI wOe How it works Access to IPOsParticipateFlexible dollar-amount investing You'll gain access to IPOs, with all the Select the IPO or secondary you'reTell us the dollar amount, and we'll pricing and details you need to make ainterested in. Start with $250 or up to the estimate the maximum number of 'Y lrutJal Public Offem g Initial Pubic Om; • Aegutatton A+ ln1t1a1 PUbl»c Of1enng

M O T I F. C O M I P O D E T A I L S P A G E Destination page for • all links from ads 3

E M A I L S E N T T O M O T I F C U S T O M E R S Shown in two sections; disclosures at right are appended to body of email above • 3

M O T I F T O M B S T O N E A D S – F A C E B O O K # 1 http://bit.ly/2DMqoGg links to the Offering Circular http://bit.ly/2E84RLI links to the disclosures “Learn More” button links to IPO Details Page shown on earlier slide • • • 3

M O T I F T O M B S T O N E A D S – F A C E B O O K #2 http://bit.ly/2DMqoGg links to the Offering Circular http://bit.ly/2E84RLI links to the disclosures “Learn More” button links to IPO Details Page shown on earlier slide • • • 3

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Form of Email to Investors Regarding February 8, 2018 Event at St. Regis Aspen Resort

Please join Aspen REIT’s CEO, Stephane De Baets, at the St. Regis Aspen Resort in Aspen, Colorado at 6:00pm MST on Thursday, February 8, 2018 for cocktails and dinner at the Chefs Club restaurant, named one of the 100 best restaurants in the country by Time Magazine.

In addition to enjoying an exceptional dinner and experiencing the St. Regis Aspen Resort during the peak of ski season, you will have the opportunity to learn more about Aspen REIT’s initial public offering. This first-of-its-kind real estate offering provides individual investors with the opportunity to own a portion of the iconic St. Regis Aspen Resort.

The full agenda for this exclusive event is listed below. Dress code is business casual. If you are interested in joining Stephane on Thursday, February 8, 2018 please respond ASAP as spots are limited.

Agenda:

•                  6:00 pm – Guests Arrive / Open Bar

•                  6:30 pm – Stephane Delivers Opening Remarks

•                  6:45 pm – Q&A Session

•                  7:00 pm – Dinner Served

•                  9:00pm – Event Concludes

Form of Email to Media Regarding February 8, 2018 Event at St. Regis Aspen Resort

Please join Aspen REIT’s CEO, Stephane De Baets, at the St. Regis Aspen Resort in Aspen, Colorado at 6:00pm MST on Thursday, February 8, 2018 for cocktails and dinner at the Chefs Club restaurant, named one of the 100 best restaurants in the country by Time Magazine.

In addition to enjoying an exceptional dinner and experiencing the St. Regis Aspen Resort during the peak of ski season, you will have the opportunity to engage directly with Stephane at an on-the-record press briefing to discuss Aspen REIT’s initial public offering. The press briefing will take place shortly before dinner at 5:00pm MST.

Stephane will address all guests during dinner before opening the floor for a short Q&A session. Dress code is business casual. Please find below a full agenda.

If you are interested in joining Stephane on Thursday, February 8, 2018 please let me know ASAP as spots are limited.

Agenda:

•                  5:00 pm – Press Briefing

•                  6:00 pm – Guests Arrive / Open Bar

•                  6:30 pm – Stephane Delivers Opening Remarks

•                  6:45 pm – Q&A Session

•                  7:00 pm – Dinner Served

•                  9:00pm – Event Concludes

Promotional Flyer Regarding February 8, 2018 Event at St. Regis Aspen Resort

[Attached].

Please join Aspen REIT CEO Stephane De Baets for dinner and cocktails at the Chefs Club restaurant at the St. Regis Aspen Resort in Aspen, Colorado. Thursday February 8, 2018 6:00pm MST 6:00 pm 6:30 pm 6:45 pm 7:00 pm 9:00 pm Guests Arrive & Open Bar Opening Remarks Q&A Session Dinner Served Event Concludes Agenda In addition to enjoying an exceptional dinner and experiencing the St. Regis Aspen Resort during the peak of ski season, you will have the opportunity to learn more about Aspen REIT’s initial public offering. The first-of-its-kind real estate offering provides individual investors with the opportunity to own a portion of the iconic St. Regis Aspen Resort. Dress code is business casual. To confirm your attendance, please respond to this email ASAP as space is limited. Individuals interested in investing and learning more about Aspen REIT and the IPO can register an indication of interest or subscribe for shares by visiting www.m-vest.com/aspenreit, or by calling (800) 645-9144).